United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

February 2017

Vale S.A.

Avenida das Américas, No. 700 — Bloco 8, Sala 218
22640-100 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes  ☐  No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes  ☐  No  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes  ☐  No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-      .)

Table of Contents:

Press Release	3
Signature Page	4

Vale’s Board of Directors comments on Vale’s succession process

Vale’s Board of Directors announces that, as a result of the non-renewal of Mr. Murilo Ferreira’s term as Vale’s CEO at the end of his tenure in May 2017, the selection of a successor will occur, as per the existing governance process. The selection process will be supported by an international executive recruiting firm and the new CEO will be elected by Vale’s Board of Directors.

The Board of Directors expresses its thanks to Murilo for his leadership for almost six years as head of Vale. Murilo’s tenure was distinguished by the transformation of Vale into a leaner, lower-cost company with simpler and more efficient processes. With Vale, Murilo successfully faced down several economic challenges, leading Vale firmly in the recovery of its worldwide leadership status in the mining industry.

Rio de Janeiro, February 24th, 2017

Gueitiro Matsuo Genso

Chairman of Vale´s Board of Directors

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: February 24, 2017		Director of Investor Relations